SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)*
AMREP Corporation

(Name of Issuer)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

032159 10 5

(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
6 East 43rd Street, 23rd Floor
New York, New York 10017
212-986-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 07, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 16 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 032159105	Page 2 of 16 Pages

1.	Names of Reporting Persons Robert E. Robotti

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 571,590

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 571,590

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
571,590

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
9.5%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 032159105	Page 3 of 16 Pages

1.	Names of Reporting Persons Robotti & Company, Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 571,590

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 571,590

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
571,590

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
9.5%

14.	Type of Reporting Person (See Instructions)
CO, HC

Schedule 13D
CUSIP No. 032159105	Page 4 of 16 Pages

1.	Names of Reporting Persons Robotti & Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 4.100

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 4,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
OO, BD

Schedule 13D
CUSIP No. 032159105	Page 5 of 16 Pages

1.	Names of Reporting Persons Robotti & Company Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 567,490

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 567,490

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
567,590

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
9.5%

14.	Type of Reporting Person (See Instructions)
OO, IA

Schedule 13D
CUSIP No. 032159105	Page 6 of 16 Pages

1.	Names of Reporting Persons Kenneth R. Wasiak

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 160,887

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 160,887

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
160,887

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
2.7%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 032159105	Page 7 of 16 Pages

1.	Names of Reporting Persons Ravenswood Management Company, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 160,887

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 160,887

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
160,887

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
2.7%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 032159105	Page 8 of 16 Pages

1.	Names of Reporting Persons The Ravenswood Investment Company, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 86,597

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 86,597

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
86,597

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
1.4%

14.	Type of Reporting Person (See Instructions)
PN

Schedule 13D
CUSIP No. 032159105	Page 9 of 16 Pages

1.	Names of Reporting Persons Ravenswood Investments III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 50,968

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 50,968

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
50,968

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
PN

Schedule 13D
CUSIP No. 032159105	Page 10 of 16 Pages

1.	Names of Reporting Persons RVB Value Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 23,322

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 23,322

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
23,322

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
PN

SCHEDULE 13D
CUSIP No. 032159 10 5	Page 11 of 16 Pages

                 This Statement on Schedule 13D Amendment No. 2 (this "Statement") is file on behalf of the Reporting Persons (defined below) with the Securities and Exchange Commission (the "Commission").  This Statement amends and restates the Statement on Schedule 13D relating to shares of Common Stock, Par Value $0.10 Per Share (the "Common Stock"), of AMREP Corporation (the "Issuer"), filed on October 26, 2007 with the Commission as amended by Amendment No. 1 thereto, filed with the Commission on September 23, 2010 (as so amended, the "Amended Statement"), as specifically set forth herein. Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Initial Statement.

Item 2.	Identity and Background

Item 2 of the Amended Statement is hereby amended and restated to read as follows:

                 (a), (b), (c) and (f).  This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC"), The Ravenswood Investment Company, L.P. ("RIC"), Ravenswood Investments III, L.P. ("RI"), and RVB Value Fund, L.P. ("RVB," and together with Robotti, ROBT, Robotti & Company, Robotti Advisors, Wasiak, RMC, RIC and RI the "Reporting Persons").

               Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company of Robotti & Company and Robotti Advisors.  Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act").  Robotti Advisors, a New York limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended.

               Mr. Wasiak, is a United States citizen whose principal occupation is serving as a consultant in the accounting firm Pustorino, Puglisi & Company, LLC, a division of Grassi & Co.  Each of Messrs. Robotti and Wasiak are Managing Member of RMC.  RMC, a New York limited liability company, is the general partner of RIC, RI, and RVB.  RIC, RI, and RVB, New York limited partnerships, are private investment partnerships engaged in the purchase and sale of securities for their own accounts.  RIC, RI, RVB are also advisory clients of Robotti Advisors.

               The address of each of the Reporting Persons other than Mr. Wasiak, RIC, RMC and RI is 6 East 43rd Street, 23rd Floor, New York, NY 11017-4651.  RMC's, RIC's, and RI's address is 104 Gloucester Road, Massapequa, New York, New York, 11758.  Mr. Wasiak's business address is 488 Madison Avenue, New York, New York 10022.

Executive Officers and Directors:

                In accordance with the provisions of General Instruction C to Schedule 13D information concerning executive officers and directors of ROBT, Robotti & Company and Robotti Advisors included in Schedule A hereto, which is incorporated by reference herein.

              (d) and (e).  None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D
CUSIP No. 032159 10 5				Page 12 of 16 Pages

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and restated to read as follows:

                      The aggregate purchase price of the 4,100 shares of the Common Stock held by Robotti & Company is $130,770.26 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Robotti & Company were paid for using the working capital of its discretionary customers.

                      The aggregate purchase price of the 406,603 shares of the Common Stock held by Robotti Advisors is $8,233,710.30 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Robotti Advisors were paid for using the working capital of its clients.

                      The aggregate purchase price of the 86,597 shares of the Common Stock held by RIC is $2,124,807.97 (including brokerage fees and expenses).   All of the shares of Common Stock beneficially held by RIC were paid for using its working capital.

                      The aggregate purchase price of the 50,968 shares of the Common Stock held by RI is $1,260,913.12 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by RI were paid for using its working capital.

                      The aggregate purchase price of the 23,322 shares of the Common Stock held by RVB is $539,068.64 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by RI were paid for using its working capital.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated to read as follows:

(a)-(b). As of February 15, 2012, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(4)(5)(6)	571,590	0	571,590	9.53%
ROBT (1)(2)(3)	571,590	0	571,590	9.53%
Robotti & Company (1)(2)	4,100	0	4,100	**
Robotti Advisors (1)(3)	567,490	0	567,490	9.46%
Wasiak (1)(4)(5)(6)	160,887	0	160,887	2.68%
RMC (1)(4)(5)(6)	160,887	0	160,887	2.68%
RIC (1)(4)	86,597	0	86,597	1.44%
RI (1)(5)	50,968	0	50,968	**
RVB (1)(6)	23,322	0	23,322	**

                     *Based on 5,996,212 shares of Common Stock, Par Value $0.10 per share, outstanding pursuant to the Issuer's Quarterly Report on Form 10-Q, for the quarter ended October 31, 2011.
                    **   Less than one percent.

SCHEDULE 13D
CUSIP No. 032159 10 5			Page 13 of 16 Pages

              (1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by any other Reporting Person except to the extent of such Reporting Person's pecuniary interest therein, if any.
              (2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 4,100 shares of Common Stock owned by the discretionary customers of Robotti & Company.
              (3) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 406,603 shares of Common Stock owned by the advisory clients of Robotti Advisors.
              (4) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 86,597 shares of Common Stock owned by RIC.
              (5) Each of Messrs. Robotti and Wasiak and RMC share with RI the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 50,968 shares of Common Stock owned by RI.
              (6) Each of Messrs. Robotti and Wasiak and RMC share with RVB the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 23,322 shares of Common Stock owned by RVB.

(c) The table below lists all the transactions in the Issuer's Common Stock from September 11, 2011, sixty days prior to the event.  All transactions were made by Robotti & Company, Robotti Advisors, RIC, RI, and RVB in the open market.

Transactions in Shares since September 11, 2011*

Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/Sell	Price Per Share

RIC	09/14/2011	280	BUY	$7.25
RI	09/14/2011	130	BUY	$7.25
RVB	09/14/2011	130	BUY	$7.25
RIC	09/16/2011	106	BUY	$7.20
RI	09/16/2011	49	BUY	$7.20
RVB	09/16/2011	49	BUY	$7.20
RIC	09/20/2011	1,786	BUY	$7.25
RI	09/20/2011	825	BUY	$7.25
RVB	09/20/2011	825	BUY	$7.25
RIC	09/22/2011	1,196	BUY	$7.25
RI	09/22/2011	552	BUY	$7.25
RVB	09/22/2011	552	BUY	$7.25
RIC	09/23/2011	711	BUY	$7.3446
RI	09/23/2011	329	BUY	$7.3446
RVB	09/23/2011	329	BUY	$7.3446
RIC	09/26/2011	1,144	BUY	$7.25
RI	09/26/2011	528	BUY	$7.25
RVB	09/26/2011	528	BUY	$7.25
RIC	09/27/2011	2,600	BUY	$7.25
RI	09/27/2011	1,200	BUY	$7.25
RVB	09/27/2011	1,200	BUY	$7.25
RIC	09/28/2011	104	BUY	$7.25
RI	09/28/2011	48	BUY	$7.25
RVB	09/28/2011	48	BUY	$7.25
RIC	09/29/2011	82	BUY	$7.25
RI	09/29/2011	38	BUY	$7.25

SCHEDULE 13D
CUSIP No. 032159 10 5			Page 14 of 16 Pages

RVB	09/29/2011	38	BUY	$7.25
Robotti Advisors' Advisory Clients	10/25/2011	1,500	BUY	$6.60
Robotti Advisors' Advisory Clients	10/26/2011	900	BUY	$6.60
Robotti Advisors' Advisory Clients	10/27/2011	150	BUY	$6.69
Robotti Advisors' Advisory Clients	11/01/2011	300	BUY	$7.40
Robotti Advisors' Advisory Clients	11/01/2011	(350)	SELL	$7.37
Robotti Advisors' Advisory Clients	11/02/2011	(300)	SELL	$7.68
Robotti Advisors' Advisory Clients	11/04/2011	2,378	BUY	$6.75
Robotti Advisors' Advisory Clients	11/07/2011	3,572	BUY	$6.5260
Robotti Advisors' Advisory Clients	12/02/2011	(300)	SELL	$6.1133
Robotti Advisors' Advisory Clients	12/07/2011	550	BUY	$6.15
Robotti Advisors' Advisory Clients	12/12/2011	1,000	BUY	$6.127
Robotti Advisors' Advisory Clients	12/20/2011	(250)	SELL	$6.4080
Robotti & Company's Discretionary Customers	12/21/2011	(150)	SELL	$6.25
Robotti Advisors' Advisory Clients	12/22/2011	(760)	SELL	$6.05
RIC	01/27/2012	2,808	BUY	$6.0404
RI	01/27/2012	1,612	BUY	$6.0404
RVB	01/27/2012	780	BUY	$6.0404
RIC	01/30/2012	2,592	BUY	$6.00
RI	01/30/2012	1,488	BUY	$6.00
RVB	01/30/2012	720	BUY	$6.00
RIC	01/31/2012	2,970	BUY	$5.9955
RI	01/31/2012	1,705	BUY	$5.9955
RVB	01/31/2012	825	BUY	$5.9955
RIC	02/01/2012	1,350	BUY	$6.10
RI	02/01/2012	775	BUY	$6.10
RVB	02/01/2012	375	BUY	$6.10
RIC	02/02/2012	1,080	BUY	$6.10
RI	02/02/2012	620	BUY	$6.10
RVB	02/02/2012	300	BUY	$6.10

* In addition to the transactions listed above, during the period one or more accounts, which held a total of 225 shares of Common Stock, ceased being a discretionary customer of Robotti & Company.

(d)

No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e)			Not Applicable.

SCHEDULE 13D
CUSIP No. 032159 10 5			Page 15 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	February 15, 2012

Robotti & Company, Incorporated

	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Robert E. Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC		Robotti & Company Advisors, LLC

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: President and Treasurer

		By:	/s/ Kenneth R. Wasiak

Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.		The Ravenswood Investment Company, L.P.

By:	/s/ Robert E. Robotti	By:	Ravenswood Management Company, L.L.C.

	Name: Robert E. Robotti		Its General Partner
Title: Managing Member

Ravenswood Investments III, L.P.		By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
By:	Ravenswood Management Company, L.L.C.		Title: Managing Member

Its General Partner
RVB Value Fund, L.P.

By:	/s/ Robert E. Robotti	By:	Ravenswood Management Company, L.L.C.

	Name: Robert E. Robotti		Its General Partner
Title: Managing Member

		By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: Managing Member

SCHEDULE 13D
CUSIP No. 032159 10 5	Page 16 of 16 Pages

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of each of the entities named below as of the date hereof.

Robotti & Company, Incorporated, Robotti & Company, LLC, and Robotti & Company Advisors, LLC

Name:	Robert E. Robotti
(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	6 East 43rd Street, 23rd Floor, New York, New York 10017

Name:	Joseph E. Reilly
(Director, Secretary)
Citizenship:	U.S.A.
Principal Occupation:	Director and Secretary, Robotti & Company, Incorporated
Business Address:	6 East 43rd Street, 23rd Floor, New York, New York 10017

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Consultant, Pustorino Puglisi & Company, a division of
Grassi & Co
Business Address:	488 Madison Avenue, New York, New York 10022

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